Exhibit 12.1

SILVER SPRING NETWORKS, INC.

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended
	September 30,	Year Ended December 31,
	2015	2014	2013(1)	2012	2011	2010
	(in thousands)
Ratio of earnings to combined fixed charges and preference dividends, if applicable	14.0	— (2)	— (2)	— (2)	— (2)	— (2)
Deficiency of earnings to combined fixed charges and preference dividends, if applicable	N/A	$(85,839)	$(63,744)	$(83,688)	$(90,466)	$(147,166)
Earnings:
Income (loss) before income taxes	$17,471	$(87,748)	$(66,583)	$(89,327)	$(91,996)	$(148,303)
Fixed charges	1,347	1,909	2,839	5,639	1,530	1,137
Adjusted Earnings (deficiency of earnings)	$18,818	$(85,839)	$(63,744)	$(83,688)	$(90,466)	$(147,166)

Fixed Charges:
Interest expense (3)	46	132	1,199	4,296	343	150
Estimated interest component of rental expense (4)	1,302	1,777	1,640	1,343	1,187	987
Total Fixed Charges	$1,347	$1,909	$2,839	$5,639	$1,530	$1,137

Combined fixed charges and preference dividends:
Interest expense (3)	46	132	1,199	4,296	343	150
Deemed dividend	—	—	105,000	—	—	—
Estimated interest component of rental expense (4)	1,302	1,777	1,640	1,343	1,187	987
Total combined fixed charges and preference dividends	$1,347	$1,909	$107,839	$5,639	$1,530	$1,137

(1)	We recognized a deemed dividend to convertible preferred stockholders of $105.0 million in 2013, which was the only year such a dividend was incurred. For 2013, deficiency of earnings consists of loss before income taxes and fixed charges, excluding preference dividend of $105.0 million.
(2)	Earnings were insufficient to cover fixed charges by approximately $87.7 million, $66.6 million, $89.3 million, $92.0 million and $148.3 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively; accordingly, no ratio is presented for such periods.
(3)	Interest expense represents interest charges from promissory notes and capital leases.
(4)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest (one-third of rental expense).